Structured Investments
Opportunities in Commodities

Filed pursuant to Rule 433
October 26, 2006

Relating to Preliminary Pricing Supplement No. 119 dated October 26, 2006 to
Registration Statement No. 333-131266

COMMODITY-LINKED CAPITAL-PROTECTED NOTES

DUE MAY 28, 2009

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A
BASKET OF FOUR COMMODITIES AND A COMMODITY INDEX

(GSCI AGRICULTURAL INDEX – EXCESS RETURN, WTI CRUDE OIL, COPPER, NICKEL AND ZINC)

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF

WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 119, dated October 26, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement, the Preliminary Pricing Supplement dated October 26, 2006 relating to this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and Pricing Supplement if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Investment Overview

The Commodity-Linked Capital-Protected Notes, due May 28, 2009 (the “Notes”), provide you with an opportunity to access exposure to commodities with no downside risk to your investment. In addition, if at maturity the basket of commodities (the “Basket”) has appreciated at all, the investment will return a minimum of 20% in addition to protected principal. If the Basket Performance is greater than 20%, the investment return is 1:1 participation to the upside (e.g. if the Basket Performance is 30%, you will receive 100% of principal plus 30% at maturity). The Notes provide a way to gain direct exposure to a diverse basket of commodities without risk to principal. The Notes do not pay interest.

Maturity:	2.5 Years
Protection at Maturity:	100%
Participation:	(i)	If the Basket appreciates Þ a minimum of 20%
	(ii)	If the Basket appreciates more than 20% Þ
100% of the positive performance of the Basket

Underlying Basket

Basket Commodity	Basket Weighting

Copper-Grade A (“Copper”)	20.00%
Primary Nickel (“Nickel”)	20.00%
Special High-Grade Zinc (“Zinc”)	20.00%
West Texas Intermediate light sweet crude oil (“WTI Crude Oil ”)	20.00%
Goldman Sachs Commodity Agricultural Index – Excess Return (“Index”)	20.00%

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Key Benefits

Exposure to commodities is a component of portfolio diversification. Investors with underweight exposure or those concerned about the risks associated with investing in commodities can use the Commodity-Linked Capital-Protected Notes, due May 28, 2009 to gain exposure to the Basket Commodities and enhance marginal returns while protecting 100% of principal at maturity.

Leverage	•	Uncapped 1:1 Upside Participation (100%) in any Basket Appreciation
Performance	•	Minimum 20% Return if the Basket has Appreciated at All

Protect	•	100% Principal Protection at Maturity Regardless of the Performance of the Basket
Principal

Access	•	Exposure to an equally-weighted and diversified basket of four physical commodities (Crude Oil, Copper, Nickel, and Zinc) and an agricultural commodity index
	•	Portfolio Diversification From Traditional Fixed Income/Equity Investments

Summary of Selected Risk Factors (See Page 9)

  No Interest Payments / Possibility of No return
  Market Price of the Notes is Affected by Many Unpredictable Factors
  Changes in the Value of One or More of the Basket Commodities May Offset Each Other
  Inclusion of Commissions/Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices
  Issuer Credit Risk
  Economic Interests of the Calculation Agent May Be Potentially Adverse to Investors
  Secondary Trading May Be Limited
Suitability

     The Notes May be Suitable for Investors Who:

  Do Not Require Current Income / Coupon Payments
  Are Capable of Understanding the Complexities and Risks Specific to the Notes, and specifically, the Basket Commodities
  Are Willing to Receive No Return on the Notes Should the Basket Depreciate or not Appreciate

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

General Terms

Issuer:	Morgan Stanley

Issue Price (Par):	$1,000

Principal Protection:	100% at Maturity

Interest:	None

Call Feature:	None

CUSIP:	61746SCZ0

Listing:	None

Denominations:	$1,000 / $1,000

Payment Currency:	USD

Agent:	Morgan Stanley & Co. Incorporated

Calculation Agent:	Morgan Stanley Capital Services Inc.

Trustee:	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)

Agent’s Commissions:

1.50% or $15 per Note

The price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of notes will be $997.50 per note and $12.50 per note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $996.25 per note and $11.25 per note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $995.00 per note and $10.00 per note, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the notes distributed by such dealers.

Expected Key Dates

Issue Date: November , 2006	Maturity Date: May 28, 2009

Pricing Date: November , 2006	Valuation Date: May 18, 2009

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

How is the Basket Performance Measured?

The “Basket Performance” is equal to the sum of the weighted performance (i.e. increase or decrease) of each of the Basket Commodities, as determined by the following formula:

[(Final Index Price - Initial Index Strike Price) / Initial Index Strike Price] x 20%, plus
[(Final WTI Crude Oil Price - Initial WTI Crude Oil Strike Price) / Initial WTI Crude Oil Strike Price] x 20%, plus
[(Final Copper Price - Initial Copper Strike Price) / Initial Copper Strike Price] x 20%, plus
[(Final Nickel Price - Initial Nickel Strike Price) / Initial Nickel Strike Price] x 20%, plus
[(Final Zinc Price - Initial Zinc Strike Price) / Initial Zinc Strike Price] x 20%

Strike Price:	Index: The official settlement price of the Index. WTI Crude Oil: The official settlement price per barrel of WTI Crude Oil. Copper / Nickel / Zinc: The official cash offer price per metric ton.

Initial Strike Price: Final Price:	The Strike Price for each Basket Commodity on the Pricing Date. The Price for each Basket Commodity on the Valuation Date.

Reference Sources
(Reuters Pages):	Index: GSCK WTI Crude Oil: CLc1 Copper / Nickel / Zinc: MTLE

Relevant Exchange:

Index: For each index commodity represented in the Index, the primary exchange or market for trading such Index Commodity

WTI Crude Oil: New York Mercantile Exchange

Copper / Nickel / Zinc: London Metal Exchange

NOTE: Because the Basket reflects the cumulative weighted performance of each of the Basket Commodities (whether positive or negative), a decrease in one or more Basket Commodities may partially or fully offset any increase in any of the other Basket Commodities such that the Basket Performance as a whole is less than or equal to zero. If the Basket Performance is negative or equal to zero you will only receive your principal back at maturity.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

What Will You Be Paid at Maturity?

At maturity, you will receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the Basket Performance is:	The Supplemental Redemption Amount will be:
Less than or equal to zero	$0 – You will only receive par at maturity
Greater than zero but less than 20%	20% * $1,000
Greater than 20%	100% * Basket Performance * $1,000

Best Case
Scenario	The Basket appreciates and the investment returns a minimum of 120% with the potential for a greater return.

Worst Case
Scenario	The Basket depreciates and the Notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

The potential for greater return exists if the Basket appreciates by more than 20%. For example, if the Basket Performance is 30%, you would receive a 30% return on the investment.

There is no cap on upside participation. You will receive 100% of any Basket appreciation above 20% and at least a 20% return if the Basket Performance is greater than zero.

If the Basket Performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*
30%	130%	11.00%
25%	125%	9.28%
20%	120%	7.52%
15%	120%	7.52%
10%	120%	7.52%
5%	120%	7.52%
0.01%	120%	7.52%
0.00%	100%	0.00%
-5.00%	100%	0.00%
-10.00%	100%	0.00%
-15.00%	100%	0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

     If the Basket Performance is greater than zero, the amount payable at maturity will always be at least $1,200 per Note, with the potential for a greater than 20% return if the Basket has appreciated by more than 20%.

     If the Basket Performance is equal to or less than, zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at maturity.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary. Below is a full example of how to calculate the Basket Performance based on the hypothetical data in the table below. Following are three examples of the calculation of the payment at maturity.

Basket Commodity	Basket Weighting	Hypothetical Initial Strike Price	Hypothetical Final Price

Index	20%	64.82	77.78
WTI Crude Oil	20%	58.81	55.87
Copper	20%	7,586.00	7,206.50
Nickel	20%	34,195.00	41,034.00
Zinc	20%	3,975.00	3,776.00

Basket Performance = Sum of Commodity Performance Values

[(Final Index Price - Initial Index Strike Price) / Initial Index Strike Price] x 20%, plus
[(Final WTI Crude Oil Price - Initial WTI Crude Oil Strike Price) / Initial WTI Crude Oil Strike Price] x 20%, plus
[(Final Copper Price - Initial Copper Strike Price) / Initial Copper Strike Price] x 20%, plus
[(Final Nickel Price - Initial Nickel Strike Price) / Initial Nickel Strike Price] x 20%, plus
[(Final Zinc Price - Initial Zinc Strike Price) / Initial Zinc Strike Price] x 20%

So, using the hypothetical exchange rates above:

[(77.78 - 64.82) / 64.82]  x  20%  =  4.0% plus
[(55.87 - 58.81) / 58.81]  x  20%  =  -1.0% plus
[(7,206.50 - 7,586.00) / 7,586.00]  x  20%  =  -1.0% plus
[(41,034.00 - 34,195.00) / 34,195.00]  x  20%  =  4.0% plus
[(3,776.00 - 3,975.00) / 3,975.00]  x  20%  =  -1.0%

Basket Performance = 5%

     The Basket Performance may be equal to zero or less than zero even though one or more Basket Commodities have increased over the term of the Notes as the increases may be moderated, or wholly offset, by the decrease in one or more of the other Basket Commodities.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Hypothetical Payout on the Notes

SCENARIO #1

Basket Performance is Positive but Less than or Equal to 20%. You Receive a 20% Return.

Hypothetical Basket Performance = 5%

Supplemental Redemption Amount = greater of:

  $200; and
  $1,000 x Basket Performance x Participation Rate
            = $1,000 x 5% x 100% = $50

Because the Basket Performance is positive but less than 20%, you would receive a Supplemental Redemption Amount of $200. The total payment at maturity per Note would be $1,200, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $200.

SCENARIO #2

Basket Performance is Positive and Greater than 20%. You Receive 20%+ Return

Hypothetical Basket Performance = 25%

Supplemental Redemption Amount = greater of:

  $200; and
  $1,000 x Basket Performance x Participation Rate
            = $1,000 x 25% x 100% = $250

Because the Basket Performance is greater than 20%, you would receive a Supplemental Redemption Amount that is greater than $200. The total payment at maturity per Note would be $1,250, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $250.

SCENARIO #3

Basket Performance is 0% or Negative. Investors Only Receive Par at Maturity.

Hypothetical Basket Performance = –5%

Supplemental Redemption Amount = $0

     Because the Basket Performance is less than (or equal to) 0%, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note would only equal the $1,000 principal amount per Note.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Historical Information

     The following graphs present historical information for each of the Basket Commodities as well as the Basket from January 1, 2001 to October 23, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily prices published by Bloomberg may differ from those posted on the applicable Reuters page for the purposes of determining the Initial Strike Prices and Final Prices. We will not use Bloomberg to determine the applicable Initial Strike Prices and Final Prices. The historical prices, the historical performance of the Basket Commodities and the Basket and the degree of correlation between the price trends of the Basket Commodities (or lack thereof) should not be taken as an indication of future performance.

Commodity-Linked Capital-Protected Notes due May 28, 2009 Based upon the Performance of a Basket Four Commodities and a Commodity Index

Selected Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the Basket Commodities. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     No interest payments. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security.

     The prices for the Basket Commodities may change unpredictably, affecting the value of the Notes. The prices of the Basket Commodities (including the commodities underlying the Index) are affected by a variety of factors, including, (i) the price of each of the Basket Commodities, (ii) the volatility of the Basket Commodities, (iii) trends of supply and demand for each of the Basket Commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions and (vi) economic, financial, political and regulatory or judicial events that affect the Basket Commodities or commodities markets generally and that may affect the Final Prices, (vii) the time remaining to the maturity of the Notes and (viii) our creditworthiness. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and may be less than Par at any time prior to maturity and sale of the Notes prior to maturity may result in a loss.

     An investment in commodities could expose you to concentrated risk. The Basket Commodities are concentrated in three sectors: (i) metals, (ii) energy and (iii) agriculture. An investment in the Notes may therefore bear risks similar to a concentrated securities investment in a limited number of industries or sectors.

     Changes in the value of one or more of the Basket Commodities may offset each other. A decrease in the value of one or more of the Basket Commodities may wholly or partially offset any increase in the other Basket Commodities.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

     Secondary trading may be limited. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

Tax Considerations

Investors should read the description under “Description of Notes — United States Federal Income Taxation” in the Preliminary Pricing Supplement regarding the Taxation of the Notes and, specifically the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the Prospectus Supplement.

If you are a non-U.S. investor, please read the section of the Preliminary Pricing Supplement called “Description of Notes —United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders”.

The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors will, regardless of their method of accounting, be required to include an amount in taxable income in respect of the Notes in each year that they hold the Notes based on the Issuer’s “comparable yield,” even though no stated interest will be paid on the Notes. The Issuer’s comparable yield is the rate at which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes. Any gain recognized by U.S. taxable investors upon sale, exchange or at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction